SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
Filed by the Registrant  ☐

Filed by a Party other than the Registrant  ☒

Check the appropriate box:

☒	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material under Rule 14a-12

TEXAS INDUSTRIES, INC.

(Name of Registrant as Specified In Its Charter)

NNS HOLDING
NASSEF SAWIRIS
PHILIP NORMAN

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.
☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials.
☐
Check box if any part of the fee is offset as provided by Exchange Act Rule  0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1)	Amount Previously Paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

PRELIMINARY COPY

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman
Cayman Islands

October 18, 2008

Dear Fellow Shareholder:

This Proxy Statement and BLUE proxy card are being furnished to holders of the common stock, par value $1.00 per share (the “Common Stock”), of Texas Industries, Inc. (the “Company”), in connection with NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman (the “Participants”, “we” or “us”) soliciting proxies to withhold authority for the incumbent directors standing for reelection and certain other matters as described herein at the Company’s annual meeting of shareholders on October 21, 2008 (the “Annual Meeting”).  The Company’s principal executive offices are located at 1341 W. Mockingbird Lane, Dallas, Texas 75247-6913.  This Proxy Statement contains important information concerning the Annual Meeting—please read it carefully.  We are the Company’s largest shareholder, with 14.9% of the Company’s outstanding Common Stock.  We believe that meaningful changes at the Company are long overdue.  Please join me in WITHHOLDING your vote on the Company’s two director-nominees at the Annual Meeting.

Only shareholders of record at the close of business on August 22, 2008 are entitled to vote at the Annual Meeting.  According to the Company’s definitive proxy statement, as of the close of business on August 22, 2008, there were 27,538,020 shares of Common Stock outstanding.  Each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting.

At the Annual Meeting, the Company will be seeking shareholder approval of the Company’s director-nominees and ratification of Ernst & Young LLP as the Company’s independent auditors.  In addition, shareholders will be asked to consider a proposal that the Company’s Board of Directors prepare a public sustainability report.

WE ARE SOLICITING PROXIES ON THE BLUE PROXY CARD TO WITHHOLD AUTHORITY FOR EACH OF THE COMPANY’S TWO (2) NOMINEES TO THE BOARD OF DIRECTORS AT THE ANNUAL MEETING.  BY VOTING TO WITHHOLD AUTHORITY ON THE COMPANY’S DIRECTOR-NOMINEES, SHAREHOLDERS CAN SEND MANAGEMENT A STRONG MESSAGE THAT THEY ARE DISSATISFIED WITH THE COMPANY’S FAILURE TO SET FORTH ANY PLAN, OTHER THAN CAPACITY EXPANSION, TO INCREASE SHAREHOLDER VALUE.

I urge you to “WITHHOLD authority” for each of the two incumbent nominees by signing, dating and returning the enclosed BLUE proxy card today.

Thank you for your support,

NNS HOLDING
NASSEF SAWIRIS
PHILIP NORMAN

PRELIMINARY COPY

2008 ANNUAL MEETING OF SHAREHOLDERS
OF
TEXAS INDUSTRIES, INC.

PROXY STATEMENT
OF
NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN

This Proxy Statement and accompanying BLUE proxy card are being furnished to holders of the common stock, par value $1.00 per share (the “Common Stock”), of Texas Industries, Inc. (the “Company”), in connection with the solicitation of proxies (the “Proxy Solicitation”) by NNS Holding, Mr. Nassef Sawiris and Mr. Philip Norman (the “Participants”, “we” or “us”), the Company’s largest shareholder, at the Company’s annual meeting of shareholders to be held at The Crescent Club, 200 Crescent Court, 17th Floor, Dallas, Texas, 75201, on Tuesday October 21, 2008 at 9:30 a.m (CDT) (the “Annual Meeting”).  The Company’s principal executive offices are located at 1341 W. Mockingbird Lane, Dallas, Texas 75247-6913.

Only shareholders of record at the close of business on August 22, 2008 are entitled to vote at the Annual Meeting.  According to the Company’s proxy defintiive statement, as of the close of business on August 22, 2008, there were 27,538,020 shares of Common Stock outstanding.  Each share of Common Stock is entitled to one vote on all matters presented at the Annual Meeting.

This Proxy Statement and form of proxy card are first being mailed or furnished to shareholders of the Company on or about October 18, 2008.

THIS SOLICITATION IS BEING MADE BY NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN AND
NOT ON BEHALF OF THE BOARD OF DIRECTORS OF TEXAS INDUSTRIES, INC.

YOUR VOTE IS IMPORTANT. PLEASE SIGN AND DATE THE ENCLOSED BLUE PROXY CARD AND RETURN IT IN THE ENCLOSED POSTAGE-PAID ENVELOPE TODAY. PROPERLY VOTING THE ENCLOSED BLUE PROXY CARD AUTOMATICALLY REVOKES ALL PRIOR PROXY CARDS PREVIOUSLY SIGNED BY YOU WITH REGARD TO THE ISSUES THEREON.

Reasons for the Solicitation

At the Annual Meeting, the Company will be seeking shareholder approval of the Company’s two (2) director-nominees and ratification of Ernst & Young LLP as the Company’s independent auditors.  In addition, shareholders will be asked to consider a proposal that the Company’s Board of Directors (the “Board”) prepare a public sustainability report.

We are soliciting shareholders to (1) withhold votes for the election of two (2) directors to the Company’s Board to hold office until the Company’s 2011 annual meeting of shareholders or until their respective successors have been elected and qualified;  (2) vote for the ratification of Ernst & Young LLP as the Company's independent auditors;  and (3) vote against the shareholder proposal that the Company's Board prepare a public sustainability report.

We are urging shareholders to withhold authority because we believe that the Company has insufficiently explained its reasons for rejecting our proposal to increase our investment in the Company and provide us with Board representation that is proportionate to our ownership position.  While we acknowledge that the Company has set forth plans regarding capacity expansion initiatives in California and Texas, we are frustrated by the Company’s failure to set forth any additional plan to deal with the significant challenges the Company faces.  In our view, the Company's measures do not go far enough to address these challenges, and broader diversification across product lines and geographic areas should be considered.  However, to date the Company has not taken these measures and has refused to allow us to gain Board representation in order to help develop additional plans.  We feel that we have no choice but to publicly state our opinions regarding the Company’s and Board’s positions and to solicit shareholders to withhold their votes for the election of the Company's nominees to the Board.  We believe that if a majority of shareholders withhold their votes, they will send a strong message to the Company that they are frustrated by the Company’s operating performance and that they desire new perspective on the Board to help develop plans to improve shareholder value.

Voting and Revocation of Proxies

For proxies solicited hereby to be voted, the enclosed BLUE proxy card must be signed and returned to NNS Holding, Nassef Sawiris and Philip Norman, c/o Innisfree M&A Incorporated in the enclosed envelope in time to be voted at the Annual Meeting.  If you wish to withhold your vote from election of the Company’s director-nominees, please return the enclosed BLUE proxy card as soon as possible. If you have already returned the Company’s proxy card, you have the right to revoke it as to all matters covered thereby and may do so by subsequently signing, dating and mailing the enclosed BLUE proxy card.  If you later vote on the Company’s proxy card, you will revoke your previous proxy card.  ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE ANNUAL MEETING.  SHAREHOLDERS MAY NOT USE THIS BLUE PROXY CARD TO VOTE “FOR” ANY OF THE COMPANY’S DIRECTOR-NOMINEES — TO VOTE “FOR” ANY SUCH NOMINEE, SHAREHOLDERS MUST VOTE ON THE PROXY CARD PREVIOUSLY PROVIDED TO THEM BY THE COMPANY OR OTHERWISE IN ACCORDANCE WITH THE COMPANY’S INSTRUCTIONS.

Execution of a BLUE proxy card will not affect your right to attend the Annual Meeting and to vote in person.  Any proxy may be revoked as to all matters covered thereby at any time prior to the time a vote is taken by (i) filing with the Secretary of the Company a later dated written revocation;  (ii) submitting a duly executed proxy bearing a later date to the Participants or the Company;  or (iii) attending and voting at the Annual Meeting in person.  Attendance at the Annual Meeting will not in and of itself constitute a revocation.

Although a revocation will be effective only if delivered to the Company, the Participants request that either the original or a copy of all revocations be mailed to NNS Holding, Nassef Sawiris and Philip Norman, c/o Innisfree M&A Incorporated at the address set forth on the third page of this proxy statement, so that the Participants will be aware of all revocations and can more accurately determine the status of the Participants’ withhold campaign.  The Participants may contact shareholders who have revoked their proxies.  Shares of the Common Stock represented by a valid, unrevoked BLUE proxy card will be voted as specified.  Shares represented by a BLUE proxy card where no specification has been made will be voted WITHHOLD with regard to the Company’s director-nominees (Proposal No. 1), FOR the ratification of the appointment of Ernst & Young LLP as independent auditors (Proposal No. 2), AGAINST the shareholder proposal regarding a sustainability report (Proposal No. 3) and in the discretion of the Participants in respect of other matters properly brought before the Annual Meeting.

Except as set forth in this proxy statement, the Participants are not aware of any other matter to be considered at the Annual Meeting.  The persons named as proxies on the enclosed BLUE proxy card will, however, have discretionary voting authority as such proxies regarding any other business that may properly come before the Annual Meeting.  The proxies may exercise discretionary authority only as to matters unknown to the Participants a reasonable time before this Proxy Solicitation.

If your shares are held in the name of a brokerage firm, bank or nominee, only such brokerage firm, bank or nominee can vote such shares with respect to the BLUE proxy card and only upon receipt of your specific instructions.  Accordingly, please promptly contact the person responsible for your account at such institution and instruct that person to execute and return the BLUE proxy card on your behalf.  You should also promptly vote your BLUE proxy by telephone or Internet or by signing, dating and mailing the BLUE proxy that your broker or banker sends you.  Please do this for each account you maintain to ensure that all of your shares are voted.

Only holders of record of the Common Stock on August 22, 2008 will be entitled to vote at the Annual Meeting.  Holders of record of shares of the Common Stock on August 22, 2008 are encouraged to submit a proxy even if they have sold their shares after that date.

Please refer to the Company’s definitive proxy statement, dated August 29, 2008, for a full description of management’s director-nominees.

For the purpose of electing directors, a plurality of the votes cast is required for election, and votes that are withheld will be counted in determining whether a quorum is present but will have no other effect on the election of directors.  For the purpose of all other proposals, the affirmative vote of a majority of the shares of Common Stock present or represented by the proxy at the Annual Meeting and entitled to vote will be required for approval, and abstentions will be included in the vote totals and will have the same effect as a negative vote.

If you have any questions or need assistance in voting your shares, please call:

INNISFREE M&A INCORPORATED
501 Madison Avenue — 20th Floor
New York, New York  10022

SHAREHOLDERS CALL TOLL-FREE:  (888)-750-5834
BANKS OR BROKERS CALL COLLECT:  (212)-750-5833

Certain Information Regarding the Participants

The Participants in the solicitation are NNS Holding, Nassef Sawiris and Philip Norman.

NNS Holding is an exempted company incorporated in the Cayman Islands with limited liability.  Its registered address is c/o M&C Corporate Services, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.  Its principal business is holding diversified industrial and financial investments, and in connection with this, NNS Holding is, through one of its wholly owned subsidiaries, a principal shareholder of Orascom Construction Industries Company.  The entire share capital of NNS Holding is held by the NNS Jersey Trust, whose beneficiaries are principally Mr. Nassef Sawiris and his descendants.

Mr. Nassef Sawiris is a director of NNS Holding and the settlor of the NNS Jersey Trust.  As a director of NNS Holding, he is charged with exploring investment opportunities appropriate for NNS Holding based on his investment expertise.  In addition to a number of other directorships, Mr. Nassef Sawiris is Chief Executive Officer of Orascom Construction Industries Company, a cement producer and construction contractor whose business address is Nile City South Tower, 2005A Corniche El Nil, Cairo, Egypt 11221.  Mr. Sawiris is a citizen of Egypt.

Mr. Philip Norman is a director of NNS Holding.  Mr. Norman is a partner of the Ogier Group, a provider of legal and fiduciary services whose business address is Whiteley Chambers, Don Street, St. Helier, Jersey, JE3 5HW, Channel Islands.  Mr. Norman is a British citizen.

By virtue of their directorships of NNS Holding, Mr. Sawiris and Mr. Norman have the power to vote and dispose of the shares held by NNS Holding.  Mr. Sawiris, along with his descendants, are the principal beneficiaries of the trust which owns the shares of NNS Holding.

Except as described in Schedule A hereto, no Participant is now, or within the past year has been, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company (including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies) nor do any of the Participants have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

No Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 10 years.

Additional information concerning the Participants, including, but not limited to, beneficial ownership of and transactions in the Common Stock, is set forth in Schedule A hereto.

Proposal 1 - Election of Directors

At the Annual Meeting, assuming a quorum is present, two (2) directors are to be re-elected to serve for three-year terms expiring in 2011, or until their successors have been duly elected or qualified. According to the Company’s proxy statement, the Board has nominated Sam Coats and Thomas R. Ransdell for re-election.

We are soliciting proxies to “WITHHOLD authority” for each of the Company’s two (2) nominees to the Board:  By voting to “WITHHOLD authority” on the election of the Company’s director-nominees, shareholders can send management a strong message that they support the Participants’ position as stated in this Proxy Statement.

WE STRONGLY RECOMMEND THAT YOU “WITHHOLD AUTHORITY” TO VOTE FOR
EACH OF THE COMPANY’S NOMINEES FOR ELECTION TO THE BOARD.

Proposal 2 - Auditors

The Participants support the ratification of the appointment of Ernst & Young LLP as independent auditors of the Company for fiscal year 2009.

WE RECOMMEND THAT YOU VOTE “FOR” RATIFICATION OF THE APPOINTMENT
OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT AUDITORS.

Proposal 3 - Corporate Sustainability Report

The Participants do not support the shareholder proposal brought by Robert M. Boothby regarding the preparation of a public sustainability report.  We agree with the response of the Board contained in the Company's definitive proxy statement that producing a sustainability report would be a lengthy and complex undertaking that would require detailed scientific and technical analyses and that an undertaking of this sort would require substantial funds, personnel time and that, most likely, the employment of consultants with specialized expertise.  We believe that the use of the Company's valuable resources to produce this report is unnecessary and provides no meaningful additional safety, health, envornmental and social benefits.

WE RECOMMEND THAT YOU VOTE “AGAINST” THE SHAREHOLDER PROPOSAL REGARDING THE PREPARATION OF A PUBLIC SUSTAINABILITY REPORT.

Other Matters

The Company’s definitive proxy statement contains information regarding (1) information about solicitation and voting (including abstentions and broker non-votes);  (2) the securities ownership of certain beneficial owners and management;  (3) the background of the Company's nominees for election as directors and continuing directors;  (4) the committees of the Board and other corporate governance matters;  (5) the compensation of the Company's directors and executive officers and the report of the compensation committee;  (6) the report of the audit committee and information regarding the services and fees of the Company's independent auditors;  (7) shareholder proposals;  (8) Section 16(a) compliance by officers and directors of the Company;  (9) the Company's policies regarding communications from shareholders;  and (10) the submission of shareholder proposals at the Company's 2009 annual meeting of shareholders.  Accordingly, reference is made to management’s proxy statement for such information, and shareholders should refer to the management’s proxy statement in order to review this disclosure.

An annual report to shareholders covering the Company’s fiscal year ended May 31, 2008, including financial statements, has been furnished to shareholders by the Company.  Such annual report does not form any part of the material for the solicitation of proxies by the Participants.

The Participants have no knowledge of the accuracy of the Company’s disclosures in its proxy materials.

Other than the Participants’ interest as a shareholder of the Company and the benefits that the Participants believe will inure to all of the Company’s shareholders if a statement is made to the Company’s management and Board as contemplated hereby, none of the Participants have any substantial interest in the proposals discussed above.

Solicitation Expenses

The cost of solicitation will be borne by the Participants.  Proxies may be solicited by the Participants by mail, advertisement, telephone, facsimile, telegraph, email, Internet and personal solicitation.  Phone calls will be made to individual shareholders by Nassef Sawiris and certain of his administrative personnel and employees of Innisfree M&A Incorporated.  Mr. Sawiris will be principally responsible for soliciting proxies for the Participants and certain of his administrative personnel will perform secretarial work in connection with the solicitation of proxies, for which no additional compensation will be paid.  Banks, brokerage houses, and other custodians, nominees and fiduciaries will be requested to forward the Participants’ solicitation material to their customers for whom they hold shares and the Participants will reimburse them for their reasonable out-of-pocket expenses.  The Participants have retained Innisfree M&A Incorporated to assist in the solicitation of proxies and for related services.  The Participants will pay Innisfree M&A Incorporated a fee of up to $100,000 and have agreed to reimburse it for its reasonable out-of-pocket expenses.  Approximately 25 persons will be used by Innisfree M&A Incorporated in its solicitation efforts.  Although no precise estimate can be made at the present time, the Participants currently estimate that the total expenditures relating to the Proxy Solicitation to be incurred by the Participants will be approximately $355,000, of which approximately $250,000 has been incurred to date.  The Participants do not intend to seek reimbursement from the Company for expenses incurred in connection with its Proxy Solicitation.

SCHEDULE A

The total number of shares of the Company's Common Stock beneficially owned by NNS Holding, Nassef Sawiris and Philip Norman is 4,123,939, representing approximately 14.98% of the Company’s total shares outstanding.

The amount of funds expended to date by NNS Holding in connection with the purchase of the shares was derived from available capital of NNS Holding.  A total of $269,517,782 (exclusive of brokers’ commissions and other administrative costs) was paid to purchase the shares, and a total of $5,399,334 was paid to purchase the options relating to the shares.

The following table sets forth transactions by the Participants in the Company’s Common Stock during the past two years:

Date	Amount Purchased		Price Per Share (1)
October 10, 2006	75,800		$51.75
October 11, 2006		(2)
October 12, 2006		(3)
October 13, 2006		(4)
October 16, 2006		(5)
October 17, 2006		(6)
October 18, 2006		(7)
January 17, 2007		(8)
March 1, 2007	593,400	(9)	$52.00
April 19, 2007	524,110	(10)	$47.70
April 19, 2007	250,000		$73.98
April 20, 2007	264,178		$76.08
May 21, 2007	524,110	(11)	$49.51
July 12, 2007	480,515	(12)	$84.60
July 13, 2007	104,200	(13)	$86.93
July 13, 2007	145,000	(14)	$87.44
July 17, 2007	303,450	(15)	$88.76
July 17, 2007	106,956	(16)	$89.02
July 18, 2007	230,320	(17)	$89.89
September 17, 2008	50,000	(18)	$46.33

(1) Exclusive of brokers’ fees and other administrative costs.

(2) On October 11, 2006, NNS Holding sold (unwound) call options it had entered into on a date earlier than 60 days before the date of filing of the original Schedule 13D by the Participants.

(3) On October 12, 2006, NNS Holding entered into a European-style forward buy transaction (also called a European-style synthetic long or put-call pair combination), in which it purchased a call option permitting NNS Holding to call 26,200 shares at an exercise price of $52.00 per call on March 1, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 26,200 shares at an exercise price of $52.00 on March 1, 2007.  This option was exercised on March 1, 2007.

(4) On October 13, 2006, NNS Holding entered into two European-style “reverse collar” option transactions.

In the first transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,110 shares at an exercise price of $47.70 per call on January 19, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on January 19, 2007.

In the second transaction, NNS Holding purchased a call option permitting NNS Holding to call 524,100 shares at an exercise price of $49.5126 per call on February 20, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 524,110 shares at an exercise price of $47.45 on February 20, 2007.

In addition, on October 13, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 180,400 shares at an exercise price of $52.00 per call on March 1, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 180,400 shares at an exercise price of $52.00 on March 1, 2007.  This option was exercised on March 1, 2007.

(5) On October 16, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 100,600 shares at an exercise price of $52.00 per call on March 1, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 100,600 shares at an exercise price of $52.00 on March 1, 2007.  This option was exercised on March 1, 2007.

(6) On October 17, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 116,200 shares at an exercise price of $52.00 per call on March 1, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 116,200 shares at an exercise price of $52.00 on March 1, 2007.  This option was exercised on March 1, 2007.

(7) On October 18, 2006, NNS Holding entered into a European-style forward buy transaction, in which it purchased a call option permitting NNS Holding to call 170,000 shares at an exercise price of $52.00 per call on March 1, 2007.  On the same date and with the same counterparty as the related call, NNS Holding sold a put option giving the counterparty the right to deliver 170,000 shares at an exercise price of $52.00 on March 1, 2007.  This option was exercised on March 1, 2007.

(8) On January 17, 2007, NNS Holding agreed to amendments to the terms of the two “reverse collar” options it entered into on October 13, 2006, referred to above in note (4), extending the exercise date and converting them to European-style forward buy transactions.  These options, as amended, are described below.

NNS Holding held an option to call 524,110 shares at an exercise price of $47.70 per share on April 19, 2007, and the same counterparty held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $47.70 per share on April 19, 2007.

NNS Holding then held an option to call 524,110 shares at an exercise price of $49.51 per share on May 21, 2007, and the same counterparty then held a put option giving the counterparty the right to deliver to NNS Holding 524,110 shares at an exercise price of $49.51 per share on May 21, 2007.

(9) On March 1, 2007, NNS Holding’s options maturing on March 1, 2007, relating to 593,400 shares (as referred to in notes 4-7 above) were exercised at an exercise price of $52.00.

(10) On April 19, 2007, NNS Holding’s option maturing on April 19, 2007, relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $47.70.

(11) On May 21, 2007, NNS Holding’s option maturing on May 21, 2007 relating to 524,110 shares (as referred to in note 8 above) was exercised at an exercise price of $49.51.

(12) On July 12, 2007, NNS Holding effected a block trade in 480,515 shares through a broker-dealer and purchased the shares at $84.60 per share.

(13) On July 13, 2007, NNS Holding effected a block trade in 104,200 shares through a broker-dealer and purchased the shares at $86.93 per share.

(14) On July 13, 2007, NNS Holding effected a block trade in 145,000 shares through a broker-dealer and purchased the shares at $87.44 per share.

(15) On July 17, 2007, NNS Holding effected a block trade in 303,450 shares through a broker-dealer and purchased the shares at $88.76 per share.

(16) On July 17, 2007, NNS Holding effected a block trade in 106,956 shares through a broker-dealer and purchased the shares at $89.02 per share.

(17) On July 18, 2007, NNS Holding effected a block trade in 230,320 shares through a broker-dealer and purchased the shares at $89.89 per share.

(18) On September 17, 2008, NNS Holding effected a block trade in 50,000 shares through a broker-dealer and purchased the shares at $46.33 per share.

PRELIMINARY COPY

[Form of Proxy Card]
BLUE PROXY CARD

NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN RECOMMEND THAT YOU VOTE “WITHHOLD AUTHORITY” FOR THE NOMINEES IN ITEM 1, “FOR” THE PROPOSAL IN ITEM 2 AND “AGAINST” THE PROPOSAL IN ITEM 3.  SHAREHOLDERS MAY NOT USE THIS BLUE PROXY CARD TO VOTE “FOR” ANY NOMINEE IN ITEM 1 — TO VOTE “FOR” ANY SUCH NOMINEE SHAREHOLDERS MUST VOTE ON THE PROXY CARD PREVIOUSLY PROVIDED TO THEM BY THE COMPANY OR OTHERWISE IN ACCORDANCE WITH THE COMPANY’S INSTRUCTIONS.

1.     To elect two directors to terms expiring 2011:

Nominees:		WITHHOLD AUTHORITY to vote for all nominees	WITHHOLD AUTHORITY to vote for all nominees except

01	Sam Coats
02	Thomas R. Ransdell

(Name of nominee for whom authority is not withheld)

		FOR	AGAINST	ABSTAIN

2.	To approve the election of Ernst & Young LLP as the Company’s independent auditor.

3.	To consider a shareholder proposal regarding the preparation of a sustainability report.

4.	In their discretion, upon any other business that may properly come before the meeting or any adjournment thereof.

The undersigned hereby acknowledges receipt of the Proxy Statement of NNS Holding, Nassef Sawiris and Philip Norman dated October 18, 2008.

DATED:	, 2008

Signature:

Signature, if held jointly:

Title or Authority:

Joint owners should each sign personally. If signing as attorney, executor, administrator, trustee or guardian, please include your full title. If a corporation, please sign in corporate name by authorized officer. If a partnership, please sign in partnership name by authorized person. This proxy votes all shares held in all capacities.

[REVERSE]

THIS PROXY IS SOLICITED BY NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN
 IN OPPOSITION TO THE
BOARD OF DIRECTORS
OF TEXAS INDUSTRIES, INC.

The undersigned hereby appoints Nassef Sawiris, Scott Winter, and Mike Brinn, and each of them, the proxy or proxies of the undersigned, with full power of substitution, to vote all shares of Common Stock, par value $1.00 per share, of Texas Industries, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company expected to be held on October 21, 2008, and at any and all adjournments or postponements thereof (the “Annual Meeting”). The undersigned hereby revokes any previous proxies with respect to any and all matters to be voted upon at the Annual Meeting.

THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED TO WITHHOLD AUTHORITY FOR THE NOMINEES IN ITEM 1, FOR THE PROPOSAL IN ITEM 2, AGAINST THE PROPOSAL IN ITEM 3, AND AT THE DISCRETION OF THE NAMED PROXIES ON OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING AND ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN RECOMMEND THAT YOU VOTE TO WITHHOLD AUTHORITY FOR THE NOMINEES IN ITEM 1, FOR THE PROPOSAL IN ITEM 2, AND AGAINST THE PROPOSAL IN ITEM 3 IN EACH CASE SET FORTH ON THE REVERSE SIDE OF THIS PROXY. TO VOTE IN ACCORDANCE WITH NNS HOLDING, NASSEF SAWIRIS AND PHILIP NORMAN'S RECOMMENDATION, JUST SIGN, DATE AND RETURN THIS PROXY; NO BOXES NEED TO BE CHECKED.